Contact

www.linkedin.com/in/
kevinpatrickriley (LinkedIn)

## Top Skills

Redevelopment
Commercial Real Estate
Real Estate Development

## Certifications

Certified Public Accountant (Inactive)

# Kevin Riley

Partner | Chief Operating Officer at North American Properties
Cincinnati, Ohio, United States

## Summary

Oversee the strategic, operational and financial affairs of North American Properties and its investors for 20 years. During my tenure, North American Properties has continued to experience substantial, measured growth, with a constant focus on the ability to continually deliver quality real estate developments to the communities we serve while achieving solid returns for NAP's joint venture partners and private investors. Currently, NAP counts on over 270 dedicated associates to develop and manage over $2 billion in real estate projects across a nine-state footprint. Consistent with NAP's ownership, We promote decision making that insures success over the long-term rather than focusing on short-term results. This long-term philosophy has continued to pay dividends as evidenced by the business partners, lenders and associates who choose to work with NAP.

My passion for creating and sustaining flourishing communities extends well beyond my professional career. I serve on the board of the Catholic Inner-city Schools Education Foundation which offer faith-based education for disadvantaged youth. I am also on the board of Nehemiah Manufacturing Company, an organization whose mission is to provide job opportunities to second chance citizens with little or no work history. I am actively involved with Cincinnati Center City Development Corporation's (3CDC) Asset Committee that works to promote sustainable, thriving communities in the city's core. Additionally, I serve on the Board of Cincy Tech and on the Board of Trustees for The Summit Country Day School.

## Experience

North American Properties
24 years

Partner | Chief Operating Officer
December 2013 - Present (8 years 10 months)
Cincinnati, OH

Chief Financial Officer
1998 - December 2013 (15 years)

Deloitte & Touche LLP
Senior Management Consultant
1995 - 1998 (3 years)
Cincinnati, Ohio Area

Deloitte & Touche Tax Technologies
Tax Manager
1990 - 1995 (5 years)
Cincinnati

## Education

Miami University
Bachelor's Degree, Business · (1986 - 1990)